UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated October 25, 2011: Costamare Inc. Announces Election of Class I Director at 2011 Annual Meeting of Stockholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 25, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

Costamare Inc. Announces Election of Class I Director at 2011 Annual Meeting of Stockholders

ATHENS, GREECE – October 25, 2011 – Costamare Inc. (the “Company”) (NYSE: CMRE), one of the world’s leading owners and providers of containerships for charter, announced the election of one Class I director at the Company’s annual meeting of stockholders held in Athens today.

The elected Class I director was Konstantinos Zacharatos, the Company’s Secretary and General Counsel.  The Class I director was elected to hold office for a term ending at the annual meeting of stockholders in 2014 and until his successor has been duly elected and qualified.

Stockholders also ratified the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2011.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter.  Costamare Inc. has 36 years of history in the international shipping industry and a fleet of 60 containerships, including 10 newbuilds on order and one secondhand vessel to be delivered, with a total capacity of approximately 333,000 TEU.  Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

www.costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536

New York, N.Y. 10169
Tel.: (+1) 212-661-7566

E-mail: costamare@capitallink.com